Exhibit 99.1

447 March Road
LPBP Inc.	Ottawa, Ontario
K2K 1X8 Canada

September 17, 2015

Dear Shareholder:

We wish to extend to you, on behalf of the Board of Directors and management of LPBP Inc. (“LPBP” or the “Company”), an invitation to attend the Company’s Special Meeting of Shareholders (the “Meeting”).

As indicated in the accompanying Notice, the Meeting will be held at the head office of LPBP Inc., 447 March Road, Ottawa, Ontario on October 14, 2015 at 11:00 a.m. (Ottawa time).

This Meeting is very important and requires your attention. Currently, the Company has no ongoing operations and has paid its final distribution to shareholders. During the third quarter of 2014, the Company received a $250,000 related party loan from Nordion (Canada) Inc. in order to pay its tax re-assessment received from its tax authorities. The loan is interest bearing at 4% per annum effective from July 31, 2014. The interest due at each reporting period is added to the principal amount. On July 28, 2015, an additional amount of $60,000 was advanced to the Company from the same related party under similar terms and conditions as the original loan. As of September 17, 2015, the Company’s related party loan including both the two principal amounts and accumulated accrued interest was $321,752. As at the date of this letter, the Company does not have sufficient cash on hand to repay the loans and related interest. The Company’s ability to continue as a going concern is dependent on the continued financing provided by the related party. As such, and in order not to incur further unnecessary expenses of the Company, at the Meeting, shareholders will be asked to consider and, if thought appropriate, to approve, confirm and adopt, with or without variation, a special resolution to, voluntarily dissolve the Company. As a consequence of the dissolution of the Company, the loan will be cancelled for no consideration. Based on various provisions under the Income Tax Act (Canada), there will be no tax owing on the cancellation of the debt.

Details regarding the proposed voluntary dissolution and other relevant information are contained in the enclosed management information circular that has been prepared in connection with this Meeting. We urge you to review these materials and to then plan to attend the Meeting on October 14, 2015. If you are not able to be present in person at the Meeting, please complete, date, sign and return your proxy form or voting instruction form so that your shares will be represented at the Meeting.

Additional copies of the management information circular can be found under the LPBP profile at www.sedar.com.

Thank you for your attention to this matter.

Yours very truly,

“Neil Gotfrit”

Neil Gotfrit
Director